EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-xxxxx) and related Prospectus of Gaming and Leisure Properties, Inc. for the registration of its common stock, preferred stock, stock purchase contracts, depositary shares, warrants, units, guarantees and debt securities and to the incorporation by reference therein of our reports dated February 22, 2016, with respect to the consolidated financial statements and schedule of Gaming and Leisure Properties, Inc. and Subsidiaries, and the effectiveness of internal control over financial reporting of Gaming and Leisure Properties, Inc. and Subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

March 28, 2016